August 25, 2009

By U.S. Mail and facsimile: (423) 787-1235

R. Stan Puckett
Chairman and Chief Executive Officer
Green Bankshares, Inc.
100 North Main Street
Greenville, Tennessee 37743

Re: Green Bankshares, Inc.
Form 10-K for fiscal year ended December 31, 2008
Form 10-Q for the period ended June 30, 2009
File Number 001-14289

Dear Mr. Puckett:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In other comments, where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business
Lending Activities, page 2

1.   In future filings please include a discussion of your residential real estate lending activities in this section.

Selected Financial Data, page 27

2.   We note use of certain non-GAAP measures here and in the section of your document subsequent to this one where you provide a reconciliation of these measures to GAAP. Please revise future filings to specifically identify each non-GAAP measure as such wherever presented and to include a cross reference to the reconciliation. This comment applies to all documents in which you include non-GAAP measures.

Compensation Discussion and Analysis, page 18 of Definitive Proxy Statement on Schedule 14A

3.   We note that your disclosure that performance goals established *include* (emphasis added) the year-to-date change in: return on average assets, year-to-date core earnings per share change, return on average stockholders' equity and stock price performance and that these financial performance measures were not met for fiscal year 2008 and no annual incentive payouts were made.

        Please provide us with proposed revised disclosure and revise future filings to disclose the targets, trigger values and actual results of these performance goals. In addition, please disclose to the staff and include in future filings any other performance targets you have not previously identified, including the targets, trigger values and actual results of these performance goals.

        To the extent you believe that disclosure of the performance measures is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance measures and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

4.   Please tell us why you have not filed the company's Cash Incentive Plan as an exhibit to the Form 10-K. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Form 10-Q for the period ended June 30, 2009

5.   We note the goodwill impairment recognized in the second quarter and have the following comments:

    •   We note that you disclose that management relied primarily on a discounted cash flow model at the end of 2008 and moved to a model that relied more on market pricing in the second quarter, which resulted in the write-off of all recorded goodwill. Please tell us in detail the assumptions management made in performing the discounted cash flow impairment analysis at December 31, 2008 and tell us why management believed they were reasonable, including how management considered the significant amount by which equity exceeded market capitalization at that date.

- Please tell us why management did not update the model to one that relied on market pricing at March 31, 2009 considering that market capitalization had further deteriorated at that date.

- Please tell us and revise future filings to provide and expanded discussion of why management relied on a model that primarily focused on discounted cash flows at December 31, 2008 and March 31, 2009 considering market conditions across your industry.

- Please tell us and revise future filings to discuss what the potential effect of the goodwill impairment analysis would have had on reported results at December 31, 2008 and March 31, 2009 had management used an impairment model that focused on market pricing, including management's specific reasons for the timing of the change in impairment models. Your revisions should clarify why it took in excess of six months to change to a market pricing based model.

6.   We note the activity in your allowance of loan losses and have the following comments:

- We note that non-performing loans as a percentage of the allowance for loan losses increased from approximately 64% at December 31, 2008 to approximately 221% at March 31, 2009. Considering the significance of this increase and the loss activity in your loan portfolio in 2008, please tell us and revise future filings to discuss in specific detail how management considered the significant increase in nonperforming loans in developing the allowance for loan losses and the related provision at March 31, 2009.

- Please tell us and revise future filings to provide a detailed discussion of the specific facts and circumstances resulting in the significant increase in charge-offs in the second quarter of 2009 compared to the first quarter of 2009, which resulted in a significant increase in the provision for loan losses. Your response should address the timing of the increased charge-offs and why they were not recognized in the first quarter, particularly in light of the relatively immaterial provision and charge-offs management recognized in the first quarter of 2009 compared to the provision and charge-offs reported in the fourth quarter of 2008 and in the second quarter of 2009. Clearly identify the triggers for recognizing the amounts in the second quarter of 2009.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR. Please furnish a cover letter that keys your response to our comments, provide any requested information and provide us drafts of proposed revisions to future filings in response to our comments. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Paul Cline at 202-551-3851, or to Kevin Vaughn, Accounting Branch Chief, at 202-551-3494. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3469.

Sincerely,

Justin Dobbie
Attorney Advisor